

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Thomas R. Kubera
Interim Chief Financial Officer and Corporate Controller
SIFCO Industries, Inc.
970 East 64th Street
Cleveland, OH 44103

      Re: SIFCO Industries, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2014
              Filed December 2, 2014
              File No. 001-05978

Dear Mr. Kubera:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Lyn Shenk

              Lyn Shenk
              Branch Chief